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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
FiberTower Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
31567R100
(CUSIP Number)
August 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	31567R100	13G/A

1	NAMES OF REPORTING PERSONS: Eric Semler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		10,078,816

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,078,816

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,078,816

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	31567R100	13G/A

1	NAMES OF REPORTING PERSONS: TCS Capital GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		9,908,816

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,908,816

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,908,816

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	31567R100	13G/A

1	NAMES OF REPORTING PERSONS: TCS Capital Investments, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		6,140,527

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,140,527

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,140,527

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
     This Amendment No. 2 to Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of FiberTower Corporation, a Delaware corporation (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”).
     The Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”); and (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”). TCS Capital holds 528,686 shares of the Common Stock, TCS Capital II holds 3,239,603 shares of the Common Stock, TCS Offshore holds 6,140,527 shares of the Common Stock, and TCS Select holds 170,000 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
     The reporting persons initially filed the Schedule 13G on March 27, 2006, as amended on May 26, 2006, for their holdings of First Avenue Networks, Inc., a Delaware corporation (“First Avenue”). On August 30, 2006, First Avenue completed a merger and changed its name to “FiberTower Corporation”. As a result of the merger, the Issuer issued 73,900,000 new shares of Common Stock. As a result of this increase in outstanding shares of Common Stock, the ownership percentage of each of Eric Semler, TCS GP, and TCS Offshore has decreased. This Amendment No. 2 is being filed to reflect the changes in ownership percentage caused by the above referenced merger.
     This Amendment No. 2 is being filed to amend and restate Items 1(a), 2(a), 2(c), 2(e) and 4. The Schedule 13G is hereby amended and restated as follows:

Item 1(a)	Name of Issuer.

FiberTower Corporation

Item 2(a)	Name of Person Filing.

TCS Capital GP, LLC and Eric Semler

Item 2(c)	Citizenship or Place of Organization.

TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.

Item 2(e)	CUSIP Number.

31567R100

Item 4	Ownership.

	(a)	TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) is the beneficial owner of 9,908,816 shares of Common Stock, and Eric Semler (as the principal of TCS Capital GP, LLC and TCS Select GP, LLC) is the beneficial owner of 10,078,816 shares of Common Stock.

	(b)	TCS Capital GP, LLC is the beneficial owner of 7.0% of the outstanding shares of Common Stock and Eric Semler is the beneficial owner of 7.1% of the outstanding shares of Common Stock. These percentages are determined by dividing 9,908,816 and 10,078,816, respectively, by 141,047,589, the number of shares of Common Stock issued and outstanding as of August 30, 2006, as as reported by the Issuer to the reporting persons on August 30, 2006.

	(c)	As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 9,908,816 shares of Common Stock beneficially owned by it. As the principal of TCS Capital GP, LLC and TCS Select GP, LLC, Eric Semler has the sole power to vote and dispose of the 10,078,816 shares of Common Stock beneficially owned by him.

Exhibits	Exhibit 1

Joint Filing Agreement dated August 31, 2006 between TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 31, 2006

TCS Capital GP, LLC

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

TCS Capital Investments, L.P.

By: TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

/s/ Eric Semler

Eric Semler

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.001 per share, of FiberTower Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 31, 2006.

TCS Capital GP, LLC

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

TCS Capital Investments, L.P.

By: TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

/s/ Eric Semler

Eric Semler